Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Set forth below is a transcript of the discussion between Jason Wilk, CEO of Dave, Inc. (“Dave”), Kyle Beilman, CFO of Dave, and Tm Chiodo, Analyst, Credit Suisse, at the Credit Suisse FinTech Conference on August 12, 2021. VPC Impact Acquisition Holdings III, Inc. (“VPCC”) is filing the below in connection with the proposed business combination between VPCC and Dave.

Dave_Credit Suisse FinTech Conference_August 12 2021

Tim Chiodo:	Okay. Great. Good afternoon everyone. I’m Tim Chiodo. I’m the lead payments, processors and fintech analyst here at Credit Suisse. Thank you for joining us here for the afternoon session of the second day of our three day, Fourth Annual Credit Swiss FinTech Conference. So we’re very excited to have with us today members of the leadership team from Dave, I’m sure you’re all very familiar with Dave. They were kind enough to do some events with us in the past. We’ve gotten to know their business over the last few years, very fortunate to have built that relationship.

Tim Chiodo:	So with us today, we have Jason Wilk. Jason is the CEO, and we also have Kyle Beilman, the CFO. So again, two members of the leadership team from Dave. And with that, before we even get into the business model, I want to just thank Jason and Kyle for being with us and allow you to give a little bit more on your personal background before we get rolling too much.

Jason Wilke:	Thank you, Tim. So some personal back on ourselves?

Tim Chiodo:	Yeah. Just a little bit more about how you came to be in this role and a little bit on yourself personally, then we’ll dig into the business model.

Jason Wilke:	Yeah, it wasn’t great to be here. Always a huge fan of the Credit Suisse research team, I love your events.

Tim Chiodo:	Thanks.

Jason Wilke:	So my background I’ve been a lifelong entrepreneur and my first business was creating a dorm room when I was in college called 1DaySports, which was helping... I’m a huge golf fan and player. And I noticed there was a huge need for people that needed to get all the golf stuff that was six months off the shelf that no one was buying anymore. And I’d help existing retailers liquidate that through a unique process where we’d sell one product a day at the lowest price in the country until it was sold out, similar model to a former company called Woot, which was a great little business. I sold that when I graduated college for a very small amount of money, which allowed me to travel for a little bit and figure out what I want to do next.

Jason Wilke:	That next thing happened to be getting into a little program back in 2009 called Y Combinator, which was in the early days of Airbnb and Dropbox, very cool place to help get my start as a technology entrepreneur.

Jason Wilke:	From there, I built out a video syndication platform called AllScreen.TV and I built that business on a $300,000 seed round from Mark Cuban. That was one of Mark’s very early investments before Shark Tank and before he really started taking investing seriously. And one thing that I don’t think would fly anymore, but he capped my salary at $30,000 a year with this investment until we could get the company profitable. And so that led to a significant amount of overdraft fees being consistently paid, and a painful relationship with my bank, which ultimately after the successful exit of that company, I decided that overdraft fees was going to be the next thing I would tackle. And if I could do that in a way that was really attractive to consumers, that would be a great foothold into building the next generation of major bank in this country.

Jason Wilke:	And so Dave was born in 2017 to solve the problem of overdraft for consumers. We let people down our app, connect their existing bank account and use that data to get access to a fee free $100. And that fee free $100 was an amazing tool to help people get gas or groceries and not to rely on the expensive overdraft of their bank which charged them $34 or up to a $100 a day in fees for that.

Jason Wilke:	And also back in 2017, when we launched Neobanks, it had no concept of overdraft, [inaudible] at all. So this solution to give people fee-free overdraft cash was unique to Dave. This helped us grow to 10 million members and using that same data-driven approach, we’re using that to offer more products to our consumers.

Jason Wilke:	Dave Banking was obviously that big next launch in the end of 2020, as we’re able to see that the average Dave customer and their data is paying around three to $400 a year in bank fees. And so when you can message somebody that they can get rid of the that by joining a free banking service like Dave, we’ve seen an incredible attach rate with 1.6 million members are already using that product. And we think that same data is going to house a huge advantage of going into other products from investing to insurance, lending, you name it, but using that fee free credit is the first entry point and access for both inexpensive customer acquisition and a great way to build engagement with our base.

Tim Chiodo:	Jason, that was an excellent intro, a bunch of topics we’re going to dig into a little bit more. That was a great way to set the table. So thank you so much. I want to give Kyle a chance just to give a little more of a background on how he came to Dave and how you guys joined forces.

Kyle Beilman:	Yeah, so I’m a little less exciting than Jason. I started my career in investment banking doing M&A and tech and media. I spent a couple of years doing corporate strategy and wanting to get into a company where I could help build it from the ground up. I was introduced to Jason through a mutual mentor of ours, the guy who invested in his last couple of companies, and this was back in 2016 when the core team of Dave was coming together.

Kyle Beilman:	Unfortunately, I didn’t know how to code. So there wasn’t a whole lot for me to do at the time, but we stayed in touched and they launched the business in April of 2017, and got an email from him saying, “Probably a good time to maybe team up on this.” So I joined the company. It was like the first business hire and as a CFO and in 2017 in July, so I’ve seen it from basically zero to where we are today. Yeah. It’s a great partnership and that we’re just really scratching the surface in terms of the potential opportunity here to continue growing the company and what we can ultimately accomplish as a team. So it’s super exciting to be a part of it.

Tim Chiodo:	All right. Excellent. I’m glad we got started this way. So Jason, you mentioned in your intro of Dave Banking, you mentioned the 1.6 million, but I think one thing that I think is important for investors to understand about Dave is there’s many ways to work with Dave. You also have, correct me if I’m wrong, but your membership number is multiples of that. 1.6. Maybe you could just talk about your membership number relative to the Dave Banking, which is a newer product that’s growing fast and talk about the different ways that you could work with Dave, and then maybe Kyle, a good followup for you is what that means for your revenue model in terms of subscription fees, relative to interchange.

Jason Wilke:	Yeah, that’s right, Sam. So we have a little over 10 million members today and those are registered users. So someone who’s given us an email phone, number, a username, and password. From there, customers can then connect their bank account to us to get access instantly to the extra cash product and walk out the door with money. We have roughly five to 6 million of those customers who have taken that next step with the business, so we consider those would be sort of our active members on the platform. From there, that’s where we have the 1.6 million customers who are on the Dave Bank platform from there.

Jason Wilke:	I think what’s unique there is that we didn’t have to spend any marketing dollars to get those 1.6 million members, which really approves the power of this cross sell opportunity and to be this platform, because to your point, we don’t require people to be banking customers to use Dave. Dave is a platform of a variety of services and this customer that we’re going after is in need of financial assistance across multiple different sets.

Kyle Beilman:	Yeah. I mean, just to expand [crosstalk] on that, I think our go-to market is just very different than the traditional Neobank, we’re happy starting out that customer journey as a service layer on top of their existing checking accounts through our overdraft suite, we’re able to get customers in the door for between 15 and $20 to establish that relationship. We have a really nice return profile from a CAC and LTV perspective on that part of the funnel. So that just allows us to be really creative down funnel and to drive engagement with our banking product, because we do have the revenue diversification and positive return profile, like I said, on that earlier part of the customer journey, which I think is really unique to our business model.

Tim Chiodo:	All right. Great Kyle. Well, I think we’ll follow up in a later question, we’ll dig more into your revenue mix and some of the numbers you’ve disclosed around margins and revenue, et cetera, ARPU. So with that though, it kind of relates to, let’s go to term. So I’ve said to you guys in the past in a completely serious way, but also I’m bringing up now like half joking, but your term slide, which is slide 11, which is available on Dave’s investor relations site, is the best slide I’ve seen in the industry in terms of laying out what the market opportunity is. So again, that’s slide 11 on the investor relations website, there’s a deck that David’s published and it breaks down the user groups into a couple different categories. So with that as sort of setting the table, either Jason or Kyle, if you could just expand upon how you define the term and how you sort of break up those buckets.

Jason Wilke:	So we define it as this [inaudible] is the financially vulnerable, who we look at that as about 150 million Americans that fall in that bucket. And it’s primarily the definition is those who can not afford a $400 emergency. And that is then separate out from people that are sort of the chronic over drafters that are over drafting many times per month, which we call the chaos comer.

Jason Wilke:	We then have the up and comer, which is the one that’s paying a significant amount of just overall bank fees. I mean, they’re over drafting once every other month, they’re paying minimum balance fees to their bank, they’re paying customers support fees. And then you have the hipsters as well, which is the high-income paycheck to paycheck. That’s also someone who is, I mean they’re not keeping a high balance in their checking account. They’re paying bank fees. They are not getting the most out of their bank. They’re not able to successfully sort of take the next step in their financial life to actually save money and succeed. So all of that to be said, that’s the composition of this 150 million Americans that we see today.

Kyle Beilman:	Yeah. And just to expand on that a little bit, based on a consolidation of industry research, the highest need category is people who are, there’s 20 million people in the US who are over drafting 10 to 20 times a year. There’s another 10 to 15 million people who don’t even have a bank account. And so the next layer within that is people who are underserved by their existing bank accounts and overdraft at least three times a year. So just between those two categories, let’s call it 60 million Americans and then you have another, call it a hundred who are just living paycheck to paycheck, but not in as quite a distressed state, but we still think that there’s a real opportunity to offer them a compelling set of financial services that they’re just not getting from their existing bank. And by the way, we can do it without the high fees because we don’t have the insane cost structure of the legacy financial institutions.

Tim Chiodo:	Excellent. Thank you, Kyle. And Jason, you alluded to this earlier, you mentioned it, and I think it was maybe your second comment, you mentioned the three to $400 number. So, maybe Jason, you could just expand upon that, when investors hear that number, that’s what the average fees that are paid each year by the average Dave customer to their legacy banking relationships so previous, or prior to them coming over to Dave. Maybe you could expand upon that Jason.

Jason Wilke:	Yeah, that’s right. So what was unique about Dave is in an exchange for someone to get access to our free advance, they have to connect their existing bank account, which is what gives us access to that amazing amount of data that we get to then both approve people on our underwriting, but also to cross sell them with other opportunities. And well actually that’s the average amount we’re seeing in the user data that connects to our account, but they are paying that three to $400 a year in bank fees, and that is the average.

Jason Wilke:	Now that’s not something industry stuff, that is actual dollars we can see into our customer’s actual accounts that they’re paying to the legacy FI. And you can imagine how valuable that information is for us to want to use it for underwriting. We don’t rely on the legacy credit system at all to approve customers for this extra cash credit product. It’s entirely done with based on transaction data alone.

Jason Wilke:	And again, that same data we use to cross sell customers on other opportunities. Our side hustle product, we figured out that our customers were driving quite a bit for Uber and for Lyft looking for more opportunity to make money on the side, so using that data, we created our own product called Side Hustle, which is a job marketplace for our members to make more money with other gig employers. So everyone from DoorDash to Instacart, Uber, all advertise on this platform and we’ve had 4 million applications flow through that system. And so that’s something we’ve just completely compiled and built off of our own data.

Jason Wilke:	And then also with Dave Banking, we find that it’s a great cross-selling tool to know how much someone would pay for exactly these, and then that same data we think is going to be huge when we go to do other things in the category. If we’re to launch an insurance product per se, that’s something that we already know exactly what they pay from their current insurance provider, who that is, and that is an amazing advantage we think. And it all stems from the beginning of the relationship where, “Hey, we can give you access to this fee free money, but you got to connect your bank account and give us some data first.”

Tim Chiodo:	Excellent. Thanks. So that’s really, really helpful. And it was a good point that you clarified that, that’s real data, that 300 to 400, and also just a minor point, but that’s mostly and minimum balance fees. Is there anything else in there that stands out, or those are the two big ones?

Jason Wilke:	Those are the two big ones.

Tim Chiodo:	Okay. All right. Great. I definitely want to circle back to Side Hustle later in this discussion, but let’s move on. Maybe this one’s a little bit more for Kyle, but on some of the basic financial metrics that you’ve disclosed, some of the growth rates you’ve discussed, the floor is yours on anything that you think is important to highlight.

Kyle Beilman:	Sure. I mean, I think a couple things. So if you think about the legacy suite of overdraft, and that really was the business prior to the launch of Dave Banking in December of 2020, we were able to bring folks into that ecosystem for call it 15 to $20. From a tax perspective, those users are generating us about four $40 in ARPU in the first year, considerably north of that if you look at it on a three or four year horizon. And so we have really nice return profile on that relationship.

Kyle Beilman:	But the powerful thing is when we see people convert into Dave Banking, there’s just levels of engagement and retention go up considerably. And from the data that we’ve seen, that ARPU goes from call it 40, mid 40s to north of 90, just by virtue of capturing that relationship. And it’s by both a function of interchange coming into the mix and some of the monetization components that stem from Dayton banking, but just overall levels of increase in retention and engagement with the existing suite beyond that. So it’s really powerful for us to invest behind and really push on growth of that product.

Kyle Beilman:	For our users who have converted all the way down funnel into Dave Banking, they’re depositing, or direct deposit users, excuse me, they’re depositing about $2,000 a month into the account, spending north of $900 a month on their Dave card. So generating about $14 of interchange on a monthly basis. So, like I said, just an incredibly powerful opportunity for us to continue investing behind and feel good about given that it’s a fee free account and we’re helping people out of a pretty distressed relationship with their existing banks.

Tim Chiodo:	Very nice. And that’s just a minor clarification for those in the audience, the 14 per month roughly based on that 900 spend, is that a gross, or is that net of any other maybe partner fees or anything?

Kyle Beilman:	That’s just total revenue in terms of interchange. I mean, we do have cogs associated with that interchange. I think importantly for our model, we don’t have an interchange with our bank partner, just given the long-standing relationship that we’ve had with them in and around the extra cash business where we’re processing billions of dollars of payments there annually. So that’s a total revenue number, but like I said, there are obviously cogs associated with operating that business.

Tim Chiodo:	Okay, perfect. That really helps. Thanks a lot. Jason, I want to go back to something. So you stole my thunder a little bit with the Side Hustle, but let’s dig into it a little bit more. You already gave some stats on it already, that was really helpful for the audience. One question around Side Hustle, and maybe the answer is it’s a little bit of all of the above, but do you consider it to be something that helps attract new users, retain users, increase engagement, and then I’m assuming there’s also a monetization element which may be more or less important to it, but over to you, but with definitely a topic of interest.

Jason Wilke:	Yeah, I would say that falls into the engagement bucket. It’s not something that we actively market in our advertising, and maybe get a small mention in some of our features, but ultimately we view it as a great way to improve financial to help our members. But also, again, drive that further engagement as we can message people about new opportunities that arise there. And it’s been a really popular product for us just given the staggering number of applications that have been submitted through it, as I said, in over 4 million at this point. So clearly something that is of interest to our users and help them specifically during the pandemic in a big way, when a lot of people were getting furloughed looking for more work.

Tim Chiodo:	Excellent. Okay, great. So there’s another unique feature that you have that stands out, which is the ability to help your users improve their credit scores. So certain bills that might not be automatically reported. And in other words, you might not get credit for a good payment history on certain types of bills that you have. But my understanding is that you have a partnership with a level of credit and you can essentially help your users improve their credit scores. Maybe we can expand upon that offering.

Jason Wilke:	Yeah. I mean that one we felt pretty strongly about having another feature for our banking customers as another way to differentiate ourselves. Yeah. Building credit by extending more credit to our customers who are trying to improve their financial health didn’t seem like the best next step for us. And so we are looking for alternative ways for members to build their credit. And it’s pretty unreal that some of your biggest expenses that you are required to pay on time don’t actually go towards building your credit score at all.

Jason Wilke:	And so something like utilities and rent, we thought it would be a really unique way for us to have a tie into the banking product and also drive more direct deposit adoption. So we did partner with LevelCredit to offer that free membership to our members in exchange for them setting DD. And it does work and we see the average person who utilizes that product improves their credit score up by about 40 to 50 points. And so now we’re getting a customer in a position where they can take the next step on a future credit product, and we’re excited to figure out what that could look like.

Tim Chiodo:	It’s really good. It sounds like a win-win, the customer gets 40 to 50 points improvement on their credit score for bills that they were already paying on time and you get to increase your DD mix, which is a good thing for us. Okay, great. All right. So let’s move on.

Tim Chiodo:	So you alluded to, you actually mentioned during the pandemic, maybe going into consumer credit wasn’t the most immediate thing, and you opted to go with more of the LevelCredit partnership, but the obvious question for any Neobank, yourselves, your competitors is the product roadmap longer term there’s lending, there’s stock trading, there’s investing, there’s Bitcoin, and there’s buy now pay later. It’s a long list, but how do you guys broadly think about that? And to the extent that you can share your thoughts on any of those specifically?

Jason Wilke:	Yeah. I mean, we look at future opportunities in terms of either engagement or revenue. I mean, there’s some things obviously that have some crossover between each other, but I would say the next evolution of our business is much more focused on engagement and we have this great way to bring customers in the door. And now it’s about finding more ways for them to interact with the product because just step level improvements and our long-term retention for the customer is driving a lot more value. To Kyle’s point, we see extra cash user, about $45 in ARPU per year. That grows to 95 plus when someone switches over, someone sets up Dave Banking, and that’s not necessarily just an increase in energy because of increased interchange revenue, it’s all just more consistent usage of the extra cash product as well.

Jason Wilke:	And so we’re excited to look at more ways to drive engagement from savings to money transfer, to in investing. We think there’s a lot of ways that we can get Dave to become that daily financial hub, which is really our strategy. We want to be that daily destination for someone, for everything related to money moving in their life, getting extra cash, sending, receiving money, banking. That’s where we think we have a big opportunity. And because we are such a cheap pack for our customers on the way in, we think that gives us a real opportunity to offer these other products at incredibly competitive prices that these other industries will not be able to do.

Jason Wilke:	Think of like a Dave Insurance as an example, we know that this customer is paying two times the national average on insurance, just given their lower credit score. The fact that Dave, by the time we even offer an insurance product, we’d have positive gross margin economics on the user. And so compare that with a GEICO that’s got to spend 300 plus dollars on acquiring an insurance customer, you would think that would make a reasonably good fit for something and how we think about future revenue opportunities, which will come later.

Tim Chiodo:	Excellent. Jason, thank you so much for addressing that question and with a good example on insurance. Okay. Actually, Jason, another thing you mentioned a couple of times there, and this relates to, as we start to come to a close here, your CAC and Kyle, you mentioned it as well. So Jason, 15 to 20, I mean, that’s an attractive number. And to your point, the ARPU, even on a one-year basis without even looking at the multi-year life of your customer, it gives you a pretty attractive LTV to CAC. So what makes up that 15 to 20 number? Investors would ask, how do you do that? How is it so low? Is that a blended number? What are some of the channels that you find are very effective for you and maybe just expand upon your marketing approach in general?

Jason Wilke:	So yes, that is a blended number that we look at. I would say that is in many ways driven by the fact that 30 plus percent of our user acquisition is all organic, and that’s not like a paid referral. That’s just true people telling their friends about the products, which we think is great. So I think a combination of just very strong brand message when you’re scrolling through your social feed on Instagram, and you see that this app, Dave can swoop in and save the day to fill your gas tank, or put food on the table. That’s a major win for the customer. And the fact that we can deliver that money the same day the customer joins is what meets to that brand eye and what gets people to tell their friends about the product.

Jason Wilke:	Compare that to our competition that requires direct deposit to access that product and it takes up to 30 days to be approved. We just don’t think that they have the magical experience that we could deliver for our members. And so that ultimately leads to a much cheaper CAC than most out in the industry. And again, we think gives us a huge advantage to get into these other product sets and save people money across the board and be that financial hub.

Tim Chiodo:	Okay, excellent. And just, if we could squeeze in one last one here, your thoughts on brand marketing, performance marketing, the mix, how you guys have been approaching that thus far and how that could evolve.

Jason Wilke:	I would say we’re still primarily in performance marketing mode or we’re testing the waters on brand. We still need to figure it out that right mix of how we can cross the chasm of spending a lot of money on brand, and ultimately continue that CAC efficiency, which I think some others have done quite well. So yeah, I think we’re also going to be looking a lot further into referral marketing as well. We don’t really do anything today. Everything that we see in competition now, referrals make up as much as 20% of their acquisition numbers. And so we are actively making up more credit programs there to drive more word of mouth.

Tim Chiodo:	Excellent. Jason, thank you so much. And Jason and Kyle, so before we come to a close, I just want to give you the opportunity if there is anything that maybe we didn’t quite cover to the fullest extent, or if there’s a key topic that maybe we missed, or if there were just any general closing statements, I want to make sure you have the floor before we wrapped up.

Kyle Beilman:	Yep. I think from my perspective, just real quick. If you look at our forecast and the projections that are publicly available, I think the important thing to point out there is that’s really just a function of our existing mix with, in terms of business lines it’s the core product suite as it stands today without any sort of incremental benefit modeled in around future products. And so I think that there is a considerable amount of upside into the ARPU potential of our platform as we roll things out over the next couple of years. So I just wanted to make that point that it’s really just incremental users brought into our mix based on marketing dollars and some amount of assumptions with respect to engagement with Dave Banking and nothing really beyond that. So I think that, like I said, there’s certainly opportunities to out perform there.

Tim Chiodo:	Excellent. Thank you, Kyle. Okay. Well, with that, I just want to say on behalf of our full team here at Credit Suisse, I mean, both of you, Kyle and Jason, we know you now for going on two years, it’s just been a pleasure getting to know you and see your business and all the success. You’ve been a big supporter of our research and our research franchise. We just want to thank you for being a part of our events and for all the help you’ve given us and helping to get smarter on not only your business, but the industry. So thank you so much.

Kyle Beilman:	Thanks a lot Tim. Great to be here.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by VPCC with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about VPCC, Dave, and the proposed business combination. Such persons can also read VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), for a description of the security holdings of VPCC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’ secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of VPCC’s directors and executive officers in VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), which was filed with the SEC on March 8, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and VPCC’s Quarterly Report on Form 10-Q for the three months ended June 30, 2021 filed with the SEC on August 13, 2021 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC, including those risk factors included in the proxy statement/prospectus incorporated in the registration statement on Form S-4 expected to be filed in connection with the Proposed Business Combination. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.